May 14, 2007

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Mr. H. Christopher Owings

Re:	Request for Acceleration of Effectiveness of Amendment No. 3 to Registration Statement on Form SB-2 of Valley Forge Composite Technologies, Inc.

File No. 333-138667

Ladies and Gentlemen:

On behalf of Valley Forge Composite Technologies, Inc. (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form SB-2 be accelerated to 4:00 p.m., Washington, D.C. time, on Monday, May 14, 2007, or as soon thereafter as practicable. The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comment or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: s/ Louis J. Brothers
Louis J. Brothers
President